UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: April 18, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM NAMED AS THIRD PARTY IN CLAIM BY RUSSIAN ANTI-MONOPOLY REGULATOR AGAINST TELENOR AND WEATHER II

Amsterdam (April 18, 2012) - VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, announces that it has been named as a third party in a claim brought by the Russian Federal Anti-Monopoly service (“FAS”) against Telenor East Holding II AS (“Telenor”) and Weather Investments II S.a.r.l. (“Weather II”) in the Moscow Arbitration Court.

The claim was filed by FAS on the alleged basis that Telenor’s February 15, 2012 purchase of 234 million preferred shares in VimpelCom from Weather II violated relevant Russian law whereunder a company controlled by a foreign state may not exercise control over a Russian entity having strategic importance for the national defense and state security. FAS is asking the court to (i) invalidate the share purchase agreement between Telenor and Weather II of February 15, 2012, (ii) invalidate the option agreement between Telenor and Weather II of February 15, 2012; (iii) oblige Telenor to return the preferred shares to Weather II and (iv) oblige VimpelCom, Telenor and Altimo to enter into a shareholders agreement on substantially the same terms as their October 4, 2009 shareholders agreement that was recently terminated.

In connection with the above claim, FAS has filed a separate motion seeking interim relief from the Moscow Arbitration Court to: (i) prohibit VimpelCom Holdings B.V. from voting its shares in OJSC VimpelCom; (ii) prohibit VimpelCom Ltd. from voting its shares in OJSC VimpelCom; (iii) prohibit Telenor and Weather II from changing the management bodies of VimpelCom Ltd.; and (iv) prohibit Telenor and Weather II from exercising the option under their option agreement of February 15, 2012.

VimpelCom is currently assessing this claim and its potential ramifications to VimpelCom as a named third party. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case whose rights and obligations can be affected by the claim.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to the FAS claim, the court’s determination of the claim, the impact of the claim on the Group and VimpelCom’s possible actions with respect to the claim. These forward-looking statements are based on management’s best assessment of the Company’s legal position. The actual outcome may differ materially from these statements and there can be no assurance that VimpelCom will succeed in any challenges with respect to the FAS claim and that the determination of the court with respect to the FAS claim will not have a material adverse affect on VimpelCom resulting from, among other things, its inability to vote its shares in OJSC VimpelCom. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2011 VimpelCom had 205 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:	Media and Public Relations:

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com	Tel: +31 (0)20 79 77 200 (Amsterdam)
Tel: +31 (0)20 79 77 203 (Amsterdam)